UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Realogy Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

75605E 10 0
(CUSIP Number of Class of Securities)

C. Patteson Cardwell, IV, Esq.
Executive Vice President, General Counsel and Secretary
One Campus Drive
Parsippany, New Jersey 07054
(973) 407-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

With a copy to:
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$736,000,000	$78,752

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 32,000,000 shares of outstanding common stock, par value $0.01 per share, of Realogy Corporation, together with the associated preferred stock purchase rights, at the maximum tender offer price of $23.00 per share.

**	The amount of the filing fee equals $107.00 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $78,752	Filing Party: Realogy Corporation
Form or Registration No.: Schedule TO	Date Filed: August 28, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 11. Additional Information
SIGNATURES
INDEX TO EXHIBITS

          This Amendment No. 1 (this “Amendment”) to Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 28, 2006 (the “Schedule TO”) by Realogy Corporation, a Delaware corporation (“Realogy”), in connection with Realogy’s offer to purchase for cash of up to 32,000,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $23.00 nor less than $20.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. Realogy’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2006 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer.
          The information in the Offer to Purchase and the Letter of Transmittal, including the schedule thereto, which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
          The Offer to Purchase, a copy of which was filed with the Schedule TO as exhibit (a)(1)(A), is hereby amended as follows:
(1) The first bullet point under “Are There any Conditions to the Offer?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to add the phrase “in writing” after the word “threatened.”
(2) The eighth bullet point under “Are There any Conditions to the Offer?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to delete “or been threatened.”
(3) The first bullet point in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended to add the phrase “in writing” after the word “threatened.”
(4) The second to last bullet point in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended to delete “or are threatened.”
(5) The word “Certain” in the phrase “Certain U.S. Federal Income Tax Consequences” in the Table of Contents of the Offer to Purchase is replaced with “Material.”
(6) The last sentence of the eleventh paragraph in the section “Introduction” of the Offer to Purchase is hereby amended to replace the word “certain” with “material.”
(7) The heading of Section 14 (“Certain U.S. Federal Income Tax Consequences”) and the first sentence of such section are hereby amended to replace the word “certain” with “material.”
ITEM 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended to insert at the end thereof the following:
“The Company will amend the Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).”

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REALOGY CORPORATION

By:	/s/ C. Patteson Cardwell, IV

Name:	C. Patteson Cardwell, IV
Title:	Executive Vice President, General Counsel and Secretary
Date: September 13, 2006

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INDEX TO EXHIBITS

Exhibit
Number	Document
(a)(1)(A)	Offer to Purchase, dated August 28, 2006.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Stockholders, dated August 28, 2006.*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Instructions to Participants in Realogy Corporation Employee Savings Plan.*

(a)(5)(A)	Form of Summary Advertisement.*

(a)(5)(B)	Press Release issued by Realogy Corporation on August 28, 2006 (filed as Exhibit 99.1 to Realogy’s Current Report on Form 8-K, filed August 28, 2006, and incorporated herein by reference).

(d)(1)	Rights Agreement, dated as of July 13, 2006, between Realogy Corporation and Mellon Investor Services (filed as Exhibit 4.1 to Form 8-K, filed July 14, 2006, and incorporated herein by reference).

(d)(2)	Realogy Corporation 2006 Equity and Incentive Plan (filed as Exhibit 4.1 to Realogy’s Registration Statement on Form S-8, filed July 26, 2006, and incorporated herein by reference).

(d)(3)
Realogy Corporation Employee Stock Purchase Plan (filed as Exhibit 10.6 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).

(d)(4)
Realogy Corporation Savings Restoration Plan (filed as Exhibit 10.7 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).

(d)(5)
Realogy Corporation Officer Deferred Compensation Plan (filed as Exhibit 10.8 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).

(d)(6)
Realogy Corporation Non-Employee Deferred Compensation Plan (filed as Exhibit 10.9 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).

(d)(7)
Employment Agreement with Henry R. Silverman, dated July 31, 2006 (filed as Exhibit 10.3 to Amendment No. 7 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed July 6, 2006, and incorporated herein by reference).

(d)(8)
Employment Agreement with Richard A. Smith, dated July 31, 2006 (filed as Exhibit 10.4 to Amendment No. 7 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), as amended, filed July 6, 2006, and incorporated herein by reference).

(d)(9)
Employment Agreement with Anthony E. Hull, dated July 31, 2006 (filed as Exhibit 10.37 to Amendment No. 2 to Realogy’s Registration Statement on Form 10 (File No. 001-32852), filed May 30, 2006, and incorporated herein by reference).

(d)(10)	Form of Award Agreement — Restricted Stock Units (filed as Exhibit 10.3 to Form 8-K, filed July 31, 2006, and incorporated herein by reference).

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Exhibit
Number	Document
(d)(11)	Form of Award Agreement — Stock Appreciation Rights (filed as Exhibit 10.4 to Form 8-K, filed July 31, 2006, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on August 28, 2006.

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